September 19, 2012

Mr. Grzeskiewicz

Securities and Exchange Commission

Division of Investment Management

Washington, DC  20549

RE:   The American Independence Funds Trust
SEC File Numbers: 811-21757; 333-124214

         Responses to comments on the Preliminary Proxy (PRE14A) filing submission number 0001324443-12-000104.

Dear Mr. Grzeskiewicz:

This letter is in response to the comments you provided on September 14, 2012, to the PRE14A filing submitted on September 7, 2012 (accession no. 0001324443-12-000104) , with respect to the Absolute Return Bull Bear Bond Fund, a series of the American Independence Funds Trust (the “Fund”). Below, please find the response to each comment provided.

1.      Comment:  Recommend expanding the disclosure to discuss how much of the Fund’s current portfolio will need to be sold in order to achieve the new objective, and elaborate on the tax consequences from rebalancing the portfolio (i.e., capital gains distributions).

Response: Under the former objective and strategies, the portfolio of the Fund was rebalanced on a monthly basis and therefore repositioning the portfolio of the Fund for the new objective will produce a similar result. We anticipate repositioning the portfolio the first week of November which is when the former objective’s change would have taken place. In addition, selling the current positions may potentially produce capital gains, which would be distributed by the Fund to shareholders of record.  The same results would have occurred when rebalancing the portfolio on a monthly basis under the former strategy. However, under the proposed strategy, the portfolio will be repositioned weekly, which may result in additional short term gains. This discussion will be presented in the definitive proxy to clarify the affects that the new objective may have on the Fund and to the shareholder.

2.      Comment:  The types of investments listed that the Fund may invest in are ETFs, short-term money market instruments and derivatives. What will the Fund be investing in primarily and to what extent will short-term money market instruments and derivatives be part of the primary investing strategy?

Response: The Fund intends to invest at least 80% of its net assets in ETFs. Short-term money market instruments will be used as a sweep vehicle to invest un-invested cash and in temporary situations when the portfolio manager deems it necessary. Derivatives will be used for hedging purposes only. This will be more clearly outlined in the definitive proxy.

3.      Comment: The proxy discusses the primary risks, but there should be some brief disclosure of how the overall risk profile will change, if any (i.e. higher risk or beta, or is risk the same).

Response: The Absolute Return Bull Bear Bond Fund was initially designed to reduce risk in fixed income portfolios by use of only U.S. Treasury or Treasury related ETFs, including inverse and leveraged ETFs. Under the new objective and strategies, the Fund will be investing primarily in ETFs of different assets classes, not just Treasury related. Therefore, while the Fund will no longer be subject to concentration risk, leverage risk and swap and counterparty risk, it will be subject to those risks inherent in the underlying asset classes of the ETFs, such as high yield risk, foreign investment risk, including emerging markets, commodity and real estate investment risks. While the Fund will be subject to different risks under the new objective, we do not believe it will be less or more risky than the current objective. Modern Portfolio Theory actually argues that a more diversified portfolio is less risky than a portfolio that invests in just one asset class.

We also acknowledge that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing. We understand that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and the Funds may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The definitive proxy filing (accession no. 0001324443-12-000106) reflects the comments above as applicable. Please contact the undersigned at (646) 747-3477 should you have any questions regarding this correspondence.

Sincerely,

/s/ Eric M. Rubin

Eric M. Rubin

President, American Independence Funds Trust